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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-82643
Supplement dated October 20, 1999
to Prospectus dated October 1, 1999


                         ICF KAISER INTERNATIONAL, INC.
                                9300 Lee Highway
                            Fairfax, VA  22031-1207

To Holders of our $125 Million Senior Subordinated
Notes Due 2003

     On October 1, 1999, we distributed to you a package of materials relating to the restructuring of ICF Kaiser's $125 million senior subordinated notes due 2003. This letter is to:

     . clarify how your response to the offer we made on October 1, 1999 will be interpreted if less than 95% of the outstanding notes do not tender in the exchange offer and we elect to implement the proposed recapitalization through a "prepackaged" plan of reorganization under Chapter 11 of the Bankruptcy Code, and

     . correct and supplement certain disclosure in the Prospectus and Consent Solicitation Statement.

                             TREATMENT OF RESPONSES
                             ----------------------

       IF YOU ACCEPT THE EXCHANGE OFFER ONLY OR ACCEPT BOTH THE EXCHANGE OFFER AND THE ASSET SALE OFFER, we will interpret your action as a vote to ACCEPT a
                                                                     ------
bankruptcy plan of reorganization having the same terms and conditions as regards holders of old notes as contemplated by our proposed recapitalization.

     IF YOU ACCEPT THE ASSET SALE OFFER ONLY OR IF YOU RETURN THE LETTER OF TRANSMITTAL WITHOUT ACCEPTING EITHER THE EXCHANGE OFFER OR THE ASSET SALE OFFER, we will interpret your action as a vote to REJECT a bankruptcy plan of
                                           ------
reorganization having the same terms and conditions as regards holders of old notes as contemplated by our proposed recapitalization.

       IF YOU SIMPLY DO NOT RETURN THE LETTER OF TRANSMITTAL AND CONSENT FORM, we will interpret your action as though you DID NOT VOTE on a plan of
                                            ------------
reorganization under Chapter 11 of the Bankruptcy Code.

                            CORRECTION TO DISCLOSURE
                            ------------------------

       On pages 1 and 29 of the Prospectus and Consent Solicitation Statement, the language describing the consideration to be received for each $1,000 of old notes tendered in the asset sale and the exchange offer should have read as follows:

       "As a result of the recapitalization, holders of old notes will receive, for each $1,000 of old notes tendered in the asset sale offer and the exchange offer, at least $280 in cash, 20.8 shares of preferred stock, reflecting a liquidation preference of $25 per share plus a pro rata per share portion of the accrued interest on the old notes from July 1, 1999 through the date of the closing of the recapitalization, 34 shares of common stock after giving effect to a proposed reverse stock split, and up to $200 principal amount of new notes."

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     YOU DO NOT NEED TO DO ANYTHING IN RESPONSE TO THIS LETTER.  THIS LETTER IS
FOR INFORMATIONAL PURPOSES ONLY AND IS INTENDED TO SIMPLY CLARIFY MATTERS PERTAINING TO THE PROPOSED TRANSACTION.

     However, should you require any assistance or further clarification about our offer, you may contact the Information Agent below:


                           Jefferies & Company, Inc.
                          Harborside Financial Center
                             Plaza III, Suite 705
                         Jersey City, New Jersey 07311
                            Attn: Victor Polizzotto

                    Phone: (212) 336-7160 or (800) 933-6656
                              Fax: (212) 336-7353


                                        ICF KAISER INTERNATIONAL, INC.